Form 10-K405, Exhibit 13
period 1997-12-31
INDUS INTERNATIONAL INC
filed 1998-03-31
CIK 1041333

EXHIBIT 13.1

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Business. Indus International, Inc. (the "Company" or "Indus") develops, markets, and supports a proprietary line of enterprise asset management software and implementation services. The Company serves as an agent of change for its customers, who seek to improve their return on investment and efficiencies in core business functions in the utilities and energy industry, process, discreet and consumer packaged goods companies, as well as educational, municipal and transportation authorities worldwide.

Merger. The Indus Group, Inc. entered into an agreement and plan of merger and reorganization on June 5, 1997 with TSW International, Inc., a Georgia corporation (the "Merger"), pursuant to which The Indus Group, Inc. and TSW International, Inc. each became subsidiaries of a new Delaware corporation named Indus International, Inc. (the "Company" or the "Combined Company") which was formed for the purpose of the transactions contemplated under the Merger. On December 31, 1997, the Company's subsidiaries, The Indus Group, Inc. and TSW International, Inc., each merged with and into the Company (the "Roll-up Merger"). The Company, as the surviving corporation, assumed all obligations of the two subsidiaries, in connection with the Roll-up Merger. The Merger was consummated on August 25, 1997, as a tax-free reorganization pursuant to the provisions of Section 368 of the Internal Revenue Code of 1986, and has been accounted for as a pooling-of-interests. In connection with the Merger, (a) each share of outstanding common stock of The Indus Group, Inc. was converted into one share of Common Stock of the Company ("Common Stock") and (b) each outstanding share of common stock of TSW International, Inc. ("TSW International, Inc. Common Stock"), and each outstanding share of preferred stock of TSW International, Inc. ("TSW International, Inc. Preferred Stock"), was converted into approximately 2.73 shares of the Company's Common Stock; (c) the outstanding subordinated floating rate notes of TSW International, Inc. (including accrued interest thereon) were exchanged for an aggregate of 1,235,879 shares of the Company's Common Stock; (d) all rights to receive any unpaid dividends on TSW International, Inc. Preferred Stock were converted into an aggregate of 53,937 shares of the Company's Common Stock and (e) each outstanding option or warrant to purchase TSW International, Inc. Common Stock was converted into an option or warrant, respectively, to purchase that number of shares of the Company's Common Stock determined by multiplying the number of shares of TSW International, Inc. Common Stock subject to such option or warrant by approximately 2.73, at an exercise price per share of the Company's Common Stock equal to the exercise price per share of TSW International, Inc. Common Stock pursuant to such option or warrant divided by approximately 2.73. Based on the capitalization of TSW International, Inc. as of August 25, 1997, approximately 10.2 million shares of the Company's Common Stock were issued in the transaction and the Company has reserved approximately 7.9 million shares of its Common Stock for issuance pursuant to the assumption of outstanding options and warrants to purchase TSW International, Inc. Common Stock.

Risks relating to the merger of The Indus Group, Inc. and TSW International, Inc. include: (i) risks relating to the integration of the operations of The Indus Group, Inc. and TSW International, Inc.; and (ii) certain affiliates of The Indus Group, Inc. and TSW International, Inc. have certain interests that are different from or in addition to shareholders of The Indus Group, Inc. and shareholders of TSW International, Inc. Risks relating to the business of the Combined Company include: (i) the Combined Company's ability to manage growth;
(ii) the utilization by the Combined Company of new distribution  channels;  and
(iii) risks relating to the successful development of current and future products and technologies.

The Company has experienced, and may in the future experience, significant fluctuations in revenues and operating results. The Company's revenues and operating results in general, and in particular its revenues from new licenses, are relatively difficult to forecast for a number of reasons, including (i) the relatively long sales cycles for the Company's products, (ii) the variable size and timing of individual license transactions, (iii) changes in demand for the Company's products and services, (iv) competitive conditions in the industry,
(v) changes in customer budgets, (vi) the timing of the introduction of new products or product enhancements by the Company or its competitors, (vii) the Company's success in and costs associated with developing and introducing new products, (viii) product life cycles, (ix) changes in the proportion of revenues attributable to license fees versus services, (x) changes in the level of operating expenses, (xi) delay or deferral of customer implementations of the
Company's software, (xii) software defects and other product quality problems, and (xiii) other economic conditions generally or in specific industry segments. Further, the purchase of the Company's products generally involves a significant commitment of capital, with the attendant delays frequently associated with large capital expenditures and authorization procedures within large organizations. For these and other reasons, the sales cycles for the Company's products are typically lengthy and subject to a number of significant risks over which the Company has little or no control, including customers' budget constraints and internal authorization reviews. In addition, delays in the completion of a product implementation may require that the revenues associated with such implementation be recognized over a longer period than originally anticipated. Such delays in the implementation or execution of orders have caused, and may in the future cause, material fluctuations in the Company's operating results. Similarly, customers may cancel implementation projects at any time without penalty, and such cancellation could have a material adverse effect on the Company's business or results of operations. Because the Company's expenses are relatively fixed, a small variation in the timing of recognition of specific revenues can cause significant variations in operating results and may in some future period result in losses or have a material adverse effect on the Company's business or results of operations.

The Company derives its revenues primarily from software licenses, implementation and training services and maintenance fees. While the Company has derived a significant portion of its revenues from electric utilities to date, it also derives revenues from customers such as the oil and gas companies, petrochemical companies, manufacturers, hospitals, educational systems, governments, transportation authorities and steel and forest product companies.

The Company provides its software to customers under contracts, which provide for software license fees and system implementation services. Effective in the three months ended September 30, 1997, The Indus Group, Inc., Inc. began to report applicable new license fees, which typically have ranged from approximately $100,000 to $5 million, on standard software products not requiring substantial modification or customization as earned revenue upon shipment to customers. Previously, because substantial modification and customization of software products was expected by customers, The Indus Group, Inc. had deferred the applicable license fees initially and recognized those fees as earned over the period of modification, customization and other installation services. TSW International, Inc. has always recognized license fees upon shipment of product. Revenues from system implementation services, which typically are time- and material-based, are recognized as direct contract costs are incurred and typically range from one to three times the license fees.

Revenues for each quarter depend in part on revenues from the closing of new contracts during the quarter. For contracts with a one-year warranty clause, a portion of license fees is deferred initially and subsequently recognized over the one-year warranty period. After an initial contract period, additional maintenance and support services, for which the Company typically charges 15-18% of the original license fee per year, are subject to separate contracts whereby revenue is recognized ratably over the contract period.

In March 1997, The Indus Group, Inc. acquired a 10% interest in TenFold Corporation, a private software company for approximately $8 million in cash. The Indus Group, Inc. received a perpetual, unrestricted license for future applications and tools developed with TenFold's technology. In April 1997, The Indus Group, Inc. acquired Prism Consulting, Inc. a private management-consulting firm, for $4.75 million of The Indus Group, Inc.'s stock at the then current market value and $250,000 in cash. Substantially all of the purchased cost was allocated to intangible assets and is included in investments and intangible assets.

The Company has in the past and may in the future acquire complementary products or businesses. Risks associated with such transactions include difficulty in retaining and assimilating the personnel of the combined companies, difficulty in integrating the operations of the combined companies, disruption of Indus' ongoing business, expenses associated with completing the transaction and amortizing acquired intangible assets, and dilution of existing equity holders. There can be no assurance that such transactions will not materially adversely affect Indus' business, financial condition or operating results.

Operating Results

The following table sets forth for the periods indicated the percentage of total revenues represented by certain line items in the Company's statements of operations:

                                                                                              Percentages of Total Revenues
                                                                                                Years Ended December 31,
                                                                                         -----------------------------------------
Statement of Operations Data:                                                            1995              1996               1997
                                                                                         -----             -----             -----
Revenues:
   Software licensing fees ...................................................            32.2 %            30.1 %            31.6 %
   Services, maintenance and other ...........................................            67.8              69.9              68.4
                                                                                         -----             -----             -----
     Total revenues ..........................................................           100.0             100.0             100.0
                                                                                         -----             -----             -----
Cost of revenues .............................................................            47.0              44.6              44.4
                                                                                         -----             -----             -----
Gross margin .................................................................            53.0              55.4              55.6
                                                                                         -----             -----             -----
Operating expenses:
   Research and development ..................................................            17.8              16.3              15.6
   Sales and marketing .......................................................            19.6              18.5              19.0
   General and administrative ................................................            12.8              10.5               8.5
   Compensation charge - stock options .......................................            18.6               --                --
   Merger expenses ...........................................................             --                --                6.8
                                                                                         -----             -----             -----
     Total operating expenses ................................................            68.7              45.3              49.9
                                                                                         -----             -----             -----
Income (loss) from operations ................................................           (15.7)             10.2               5.7
Other income (expense) net ...................................................            (2.1)             (1.3)             (1.1)
                                                                                         -----             -----             -----
Income (loss) before income taxes ............................................           (17.8)              8.9               4.6
Provision (benefit) for income taxes .........................................             0.4               4.8               3.6
Cumulative effect of deferred income taxes provided upon
conversion by The Indus Group, Inc. to a C Corporation .......................             --                4.7               --
                                                                                         -----             -----             -----
Income (loss) before extraordinary item ......................................           (18.2)             (0.6)              1.0
Extraordinary item ...........................................................             --                --               (0.4)
                                                                                         =====             =====             =====
Net income (loss) ............................................................           (18.2)             (0.6)              0.6
                                                                                         =====             =====             =====

Pro forma statement of operations as adjusted:
   Income (loss) before income taxes.......................                              (17.8)              8.9
   Add back portion of compensation charge-stock
   options.................................................                               17.6               --
                                                                                         -----             -----
   Income (loss) before income taxes, as adjusted..........                               (0.2)              8.9
   Provision for income taxes (federal, state and foreign).                                5.1               4.8
                                                                                         -----             -----
   Pro forma net income (loss).............................                               (5.3)              4.1
                                                                                         =====             =====


Revenues. The Company's revenues are derived from software licensing fees and from services, which include implementation and training services coupled with maintenance fees. Total revenues increased 40.5% from $101.8 million in 1995 to $143.0 million in 1996, and 23.8% to $177.0 million in 1997. The year over year increase in license fees is due to additional contracts with new and existing customers and to the change in revenue recognition policy by The Indus Group, Inc in 1997. The overall annual growth in services and maintenance revenue results from the high level of services required to fulfill the implementation needs of the customers. Revenue from international customers (from sales outside the United States, Canada and Mexico) accounted for 18%, 20% and 14% of revenues for the years ending December 31, 1995, 1996, and 1997, respectively. As most of the Company's contracts are denominated in U.S. dollars, foreign currency fluctuations have not impacted the results of operations.

Effective in the three months ended September 30, 1997, The Indus Group, Inc. began to report applicable new license fees on standard software products not requiring substantial modification or customization as earned revenue upon shipment to customers. Previously, because substantial modification and customization of software products was expected by customers, The Indus Group, Inc. had deferred the applicable license fees initially and recognized those fees as earned over the period of modification, customization and other installation services. TSW International, Inc., which had not been required to perform substantial customization services, continued to recognize the applicable portion of license fees as earned upon shipment of standard software products to customers.

The Company does not believe that the revenue growth experienced in 1997 is necessarily indicative of any revenue growth that may occur in future periods.

Cost of Revenues. Cost of revenues consists primarily of: (i) personnel and related costs for implementation (including account executive personnel), (ii) training and customer support services and (iii) sublicense fees to third parties upon the sale of the

Company's product containing such third-party software. Gross margin on license fees is substantially higher than gross margin on service revenue, reflecting the low packaging and production costs of software products and third party software costs compared with the relatively high personnel costs associated with providing implementation, maintenance, consulting and training services.

Cost of revenues increased 33.1% from $47.9 million in 1995 to $63.7 million in 1996 and 23.3% to $78.6 million in 1997. The 1995 and 1996 increases resulted from the cost of increased services associated with major new license agreements as well as the cost of additional services associated with the expansion of existing projects. The 1997 increase in absolute dollars in cost of revenues was due principally to the need for additional personnel to service the Company's customers. As a percent of total revenue, cost of revenues was 47.0%, 44.6% and 44.4% for the years ended 1995, 1996, and 1997, respectively. Cost of revenues remained relatively flat as a percentage of revenue between 1996 and 1997.

Gross Margin. Gross margin improved from 53% in 1995 to 55.4% and 55.6% in 1996 and 1997, respectively.

Research and Development (R&D). Research and development expenses consist primarily of: (i) personnel and related costs, (ii) third party consultant fees directly attributable to the development of new software application products, enhancements to existing products and the porting of Indus' products to different platforms and (iii) computer timeshare costs.

Research and development expenses increased 28.2% from $18.2 million in 1995 to $23.3 million in 1996 and 18.9% to $27.7 million in 1997, and represented 17.8%, 16.3%, and 15.6%, respectively, of total revenues in those years. While R&D expenses continue to increase year over year in absolute dollars, they declined as a percentage of total revenue due to the overall increase in revenues. During 1997, the Company invested resources in developing PASSPORT Release 6.0 which was completed by July 1997 and EMPAC Release 7.5 which was completed by August 1997. The Company believes that a significant level of investment in R&D is essential to remain competitive. Research and development in absolute dollars for a particular period may vary depending on the projects in progress.

Software development costs are expensed as incurred until technological feasibility of the software is established, after which any additional costs are capitalized. To date, the Company has expensed all software development costs because development costs incurred subsequent to the establishment of technological feasibility have not been material.

Sales and Marketing. Sales and marketing expenses include personnel costs, which include sales commissions involved in the sales and marketing of the Company's products and services and the costs of advertising, public relations and participation in industry conferences and trade shows. Sales and marketing expenses increased 33.2% from $19.9 million in 1995 to $26.5 million in 1996 and 26.6% to $33.6 million in 1997. As a percent of total revenue, sales and marketing expenses were 19.6%, 18.5%, and 19.0% for 1995, 1996, and 1997, respectively. The growth in sales and marketing expenses in absolute dollars is primarily due to: (i) the addition of personnel, (ii) expansion of strategic alliance program and (iii) changes in the mix of the revenue base on which commission expense is generated. The Company believes that sales and marketing expenses as a percentage of total revenues may continue to increase for the same reasons.

General and Administrative. General and administrative expenses include the costs of finance, human resources and administrative operations. General and administrative expenses increased 15.0% from $13.0 million in 1995 to $15.0 million in 1996 and 1997. These expenses represented 12.8%, 10.5%, and 8.5% of total revenues in those years. General and administrative expenses in absolute dollars declined as a percentage of total revenues due to the growth in revenue and the relatively fixed nature of some portions of general and administrative expenses. General and administrative expenses are expected to increase in absolute dollars in future years.

Compensation Charge - Stock Options. The Indus Group, Inc. amended its 1992 Stock Option Plan effective September 1995 to accelerate the exercisability of all outstanding stock options. Exercisability had previously been contingent upon certain "liquidity events" such as an initial public offering or an acquisition of The Indus Group, Inc. As a result of this amendment, The Indus Group, Inc. recognized a non-recurring compensation charge of $18.9 million in the third quarter of 1995.

Merger and Restructuring. The Company recorded $9.98 million in merger related costs in 1997. This included approximately $6.7 million for transaction fees and professional services, $1.7 million for consulting services incurred by a significant shareholder and $1.6 million for other costs incident to the merger. In addition to the merger-related costs, the Company provided for costs and losses as a result of the restructuring of the Company totaling $ 2.1 million during 1997. Of the total cost, $0.9 million results from excess facilities and $1.2 million from termination costs of excess or redundant employees.

Provision for Income Taxes. Income tax expense of $6.4 million represented $6.1 million of federal and state corporate income taxes for The Indus Group, Inc. for the year ended December 31, 1997 and $0.3 of foreign withholding taxes for TSW International, Inc. As of March 31, 1997, TSW International, Inc. has domestic net operating loss carryforwards in excess of $10.0 million which will expire in years 2010 through 2012; domestic research and experimental tax credits of approximately $0.78 million which expire in years 2010 to 2012; domestic and foreign tax credits of approximately $0.506 million which can be carried forward indefinitely; and foreign net operating loss carryforwards of approximately $2.9 million which can be carried forward indefinitely. Those loss carryforwards were subject to a separate taxpayer limitation through December 31, 1997 because TSW International, Inc. remained a separate corporation until that date. No benefit has been accorded those carryovers in the accompanying financial statements.

Effective upon its incorporation in 1990, The Indus Group, Inc. elected to have its United States income taxed under Subchapter S of the Code. Accordingly, income tax provisions prior to 1996 were principally attributable to state taxes and taxes imposed by foreign governments on The Indus Group, Inc.'s foreign operations. The Indus Group, Inc.'s S Corporation status terminated effective January 1, 1996, and The Indus Group, Inc. was subject to federal income taxation at the corporate level thereafter. In relation to the termination of S Corporation status as of January 1, 1996, a one-time charge representing a cumulative net federal and state deferred income tax liability of $6.7 million was recorded.

Net Income (Loss) The Company's net income was $0.99 million in 1997 compared with a net loss of $0.875 million recorded in 1996, due primarily to increased revenues in the current year. The effect of the increase in revenues is offset by the factors described above and by the net of merger and restructuring charges recorded in 1997 and by the one-time income tax charge associated with the company's conversion to C Corporation status recorded in 1996. The loss in 1995 was in a large part a result of the non-recurring compensation charge upon elimination of the contingency related to stock options.

Pro Forma Net Income (Loss). For purposes of presenting comparative earnings and calculating per share data, pro forma net income for the year ended December 31, 1996 reflects the elimination of the $6.7 million nonrecurring cumulative deferred income tax charge upon converting from an S Corporation to a C Corporation. For 1995 pro forma net income reflects the add-back of $17.9 million non-recurring compensation charge incurred upon the elimination of the contingency related to stock options.

Liquidity and Capital Resources

Historically, The Indus Group, Inc. has financed its activities primarily through cash provided by operations and borrowings under its line of credit. In March 1996, The Indus Group, Inc. received $33.9 million, representing the proceeds (net of underwriting commissions and offering costs) from an initial public offering of 2,500,000 shares of its common stock. These proceeds were used to purchase marketable securities (comprised of municipal and U.S. government obligations) and certain cash equivalent instruments. TSW International, Inc. financed its activities prior to the Merger largely through approximately $38.0 million provided by its principal shareholder in exchange for subordinated notes and preferred stock.

Cash provided (used) by operations was ($7.7) million, $8.3 million and ($10.6) million in 1995, 1996 and 1997, respectively. Unbilled accounts receivable increased substantially due to the change in revenue recognition policy by The Indus Group, Inc. in 1997. Investing activities, consisting primarily of the purchase and sale of marketable securities, the acquisitions of investments and intangible assets, and the acquisition of property and equipment, used cash of $3.4 million, $35.7 million, and $5.2 million, in 1995, 1996 and 1997, respectively. Financing activities provided cash of $10.7 million and $13.1 million, in 1995 and 1997 primarily from the drawdown from the Company's lines of credit. Financing activities in 1996 generated cash of $40.9 million primarily from the issuance of redeemable preferred and common stock.

As of December 31, 1997, the Company's principal sources of liquidity consisted of approximately $11.1 million in cash and cash equivalents, $16.7 million in marketable securities and a revolving bank line of credit of $35.0 million, which is secured by all of the Company's accounts receivables. The revolving credit facility expires July 31, 1999. The revolving credit facility bears an interest rate of the one month LIBOR rate plus 1.50% (7.19% as of December 31, 1997). This facility replaced and eliminated the prior revolving lines of credit of The Indus Group, Inc. and TSW International, Inc., which bore higher interest rates. Approximately $26.7 million had been drawn down under this line of credit at December 31, 1997.

Cash requirements are expected to continue to increase in order to fund: (i) personnel and salary costs, (ii) research and development costs, (iii)
investment in additional technical equipment, and (iv) working capital requirements. The Company presently anticipates additional capital expenditures of approximately $16 million in 1998, primarily for equipment and furniture.

In addition to its line of credit, the Company's principal commitments at December 31, 1997 consisted of obligations under operating and capital leases for facilities and computer equipment.

The Company believes that its existing cash and marketable securities, together with anticipated cash flow from operations and available bank borrowings, will be sufficient to meet its cash requirements during the next 12 months. The foregoing statement regarding the Company's expectations for continued liquidity is a forward-looking statement, and actual results may differ materially depending on a variety of factors, including variable operating results or presently unexpected uses of cash, such as for acquisitions.

Effects of Recent Accounting Pronouncements

A new pronouncement containing rules for timing of recognition of software company revenues, particularly license fee revenues where there are multiple elements to be delivered under a contract or arrangement with a customer, will be effective for transactions beginning in 1998. Under the Company's current policy, license fees on standard software products not requiring substantial modification and customization are recognized as revenue upon shipment to customers. The Company has not yet assessed what the impact of these rules will be on its recognition of revenues in its 1998 financial statements.

Other recent pronouncements relate primarily to disclosure matters and not to timing of recognition of income. One pronouncement will require disclosure of "comprehensive income", including items such as unrealized gains and losses on foreign currency translation and marketable securities, in addition to income determined under customary accounting rules. Another pronouncement will require additional or different "segment" footnote data. The Company has not yet assessed what the impact of these rules will be in terms of additional or changed disclosures to be included in its 1998 financial statements.

Year 2000 Risk Disclosure

Like most other companies, the year 2000 computer issue creates risk for the Company. If internal systems do not correctly recognize date information when the year changes to 2000, there could be an adverse impact on the Company's operations. The Company has initiated a comprehensive project to prepare its computer systems for the year 2000 and plans to have changes to critical systems completed by the first quarter of 1999 to allow time for testing. The Company is also assessing the capability of its products sold to customers over a period of years to handle the year 2000, but does not currently believe there are product issues. Management believes that the likelihood of a material adverse impact due to problems with internal systems or products sold to customers is remote and expects that the cost of these projects over the next two years will not have a material effect on the Company's financial position or overall trends in results of operations. The Company is also developing a plan to contact critical suppliers of products and services to determine that the suppliers' operations and the products and services they provide are year 2000 capable or to monitor their progress toward year 2000 capability. There can be no assurance that another company's failure to ensure year 2000 capability will not have an adverse effect on the Company.

The Company's operating results are subject to general economic conditions and a variety of risks characteristic of the software industry or specific to the Company, any of which could cause the Company's operating results to differ materially from past results.

                            INDUS INTERNATIONAL, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS...........................  2

CONSOLIDATED BALANCE SHEETS.................................................  3

CONSOLIDATED STATEMENTS OF OPERATIONS.......................................  4

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY..............................  5

CONSOLIDATED STATEMENTS OF CASH FLOWS.......................................  7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS..................................  8

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


The Boards of Directors and Stockholders
Indus International, Inc.

     We have audited the accompanying consolidated balance sheets of Indus International, Inc. as of December 31, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Indus International, Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


                                               /s/ ERNST & YOUNG LLP

Palo Alto, California
January 27, 1998

                                                      INDUS INTERNATIONAL, INC.

                                                     CONSOLIDATED BALANCE SHEETS

                                                           (In thousands)

                                                                                                             December 31,
                                                                                                     ------------------------------
                                                                                                       1996                 1997
                                                                                                     ---------            ---------
ASSETS

Current assets:
   Cash and cash equivalents .............................................................           $  13,815            $  11,052
   Marketable securities .................................................................              26,524               11,880
   Billed accounts receivable, less allowance for doubtful accounts of
   $1,247 and $1,974 on December 31, 1996 and 1997, respectively .........................              35,861               43,574
   Unbilled accounts receivable ..........................................................              19,397               30,349
   Other current assets ..................................................................               6,365                5,773
                                                                                                     ---------            ---------
     Total current assets ................................................................             101,962              102,628

Marketable securities - noncurrent .......................................................               2,129                4,818
Property and equipment, net ..............................................................              12,270               16,570
Investments and intangible assets, net ...................................................                --                 12,119
Employee notes receivable ................................................................                 537                  416
Other assets .............................................................................                 957                  174
                                                                                                     ---------            ---------
                                                                                                     $ 117,855            $ 136,725
                                                                                                     =========            =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Borrowing under lines of credit .......................................................           $  15,991            $  26,650
   Current portion of obligations under capital leases ...................................                 960                2,404
   Accounts payable ......................................................................               7,006                8,430
   Deferred income taxes .................................................................               3,837                  419
   Other accrued liabilities .............................................................               9,732               14,068
   Deferred revenue ......................................................................              21,372               13,419
                                                                                                     ---------            ---------
     Total current liabilities ...........................................................              58,898               65,390
                                                                                                     ---------            ---------

Obligations under capital leases and term loans ..........................................               2,126                1,105

Subordinated long-term notes .............................................................              18,065                 --

Redeemable preferred stock of TSW International, Inc. ....................................              18,100                 --
Stockholders' equity:
   Preferred stock .......................................................................                --                   --
   Common stock ..........................................................................                  22                   29
   Additional paid-in capital ............................................................              48,649               98,608
   Other .................................................................................                (603)              (1,719)
   Accumulated deficit ...................................................................             (27,402)             (26,688)
                                                                                                     ---------            ---------
     Total stockholders' equity ..........................................................              20,666               70,230
                                                                                                     ---------            ---------
                                                                                                     $ 117,855            $ 136,725
                                                                                                     =========            =========


                                                       See accompanying notes.

                                                      INDUS INTERNATIONAL, INC.

                                                CONSOLIDATED STATEMENTS OF OPERATIONS
                                              (In thousands, except per share amounts)

                                                                                             Years Ended December 31
                                                                                ---------------------------------------------------
                                                                                  1995                 1996                  1997
                                                                                ---------            ---------            ---------
Revenues:
   Software licensing fees ..........................................           $  32,816            $  43,060            $  55,958
   Services and maintenance .........................................              67,824               97,515              119,382
   Other revenue ....................................................               1,184                2,463                1,694
                                                                                ---------            ---------            ---------
     Total revenues .................................................             101,824              143,038              177,034
Cost of revenues ....................................................              47,872               63,738               78,575
                                                                                ---------            ---------            ---------
Gross margin ........................................................              53,952               79,300               98,459
                                                                                ---------            ---------            ---------
Operating expenses:
   Research and development .........................................              18,151               23,265               27,664
   Sales and marketing ..............................................              19,915               26,523               33,568
   General and administrative .......................................              12,996               14,951               14,991
   Compensation charge-stock options ................................              18,900                 --                   --
   Merger and restructuring expenses ................................                --                   --                 12,083
                                                                                ---------            ---------            ---------
     Total operating expenses .......................................              69,962               64,739               88,306
                                                                                ---------            ---------            ---------
Income (loss) from operations .......................................             (16,010)              14,561               10,153
Interest and other income ...........................................                 213                1,391                1,590
Interest expense ....................................................              (2,325)              (3,278)              (3,558)
                                                                                ---------            ---------            ---------
Income (loss) before income taxes ...................................             (18,122)              12,674                8,185
Provision for income taxes ..........................................                 423                6,849                6,408
Cumulative effect of deferred income taxes
provided upon conversion by The Indus Group,
Inc. to a C Corporation .............................................                --                  6,700                 --
                                                                                ---------            ---------            ---------
Income (loss) before extraordinary item .............................             (18,545)                (875)               1,777
Extraordinary item ..................................................                --                   --                   (787)
                                                                                ---------            ---------            ---------
Net income (loss) ...................................................           $ (18,545)           $    (875)           $     990
                                                                                =========            =========            =========

Pro forma statement of operations as adjusted:
   Income (loss) before income taxes ................................           $ (18,122)           $  12,674
   Add back portion of compensation
   charge-stock options .............................................              17,900                 --
                                                                                ---------            ---------
   Income (loss) before income taxes, as ............................                (222)              12,674
   adjusted
   Provision for income taxes (federal, state
   and foreign) .....................................................               5,181                6,849
                                                                                ---------            ---------
   Pro forma net income (loss) ......................................           $  (5,403)           $   5,825
                                                                                =========            =========
Income (loss) per share (computed on pro forma
net income (loss) in 1995 and 1996):
Basic
   Income (loss) before extraordinary item ..........................           $   (0.25)           $    0.22            $    0.06
   Extraordinary item ...............................................                --                   --                  (0.03)
                                                                                ---------            ---------            ---------
   Net income (loss) ................................................           $   (0.25)           $    0.22            $    0.03
                                                                                =========            =========            =========
Diluted
   Income (loss) before extraordinary item ..........................           $   (0.25)           $    0.20            $    0.05
   Extraordinary item ...............................................                --                   --                   0.02
                                                                                ---------            ---------            ---------
   Net income (loss) ................................................           $   (0.25)           $    0.20            $    0.03
                                                                                =========            =========            =========

Shares used in computing per share data
   Basic ............................................................              22,027               25,976               28,574
   Diluted ..........................................................              22,027               28,821               33,448

                                                       See accompanying notes.

                                                     INDUS INTERNATIONAL, INC.

                                           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                                           (In thousands)

                                                                                                                           Total
                                                              Common       Additional                    Accumulated   Stockholders'
                                                              Stock         Capital         Other          Deficit        Equity
                                                             --------       --------       --------       --------       --------
Balance at December 31, 1994 ...........................     $    131       $  1,399       $     13       $(13,389)      $(11,846)

  Issuance of common stock .............................          481            266           (480)          --              267
  Stock options (1) ....................................         --           18,900           --             --           18,900
  Repurchase and retirement of stock ...................         --             (122)          --             --             (122)
  Issuance of warrants to common stock .................         --              570           --             --              570
  Cash distributions to stockholders ...................         --             --             --           (9,516)        (9,516)
  Other ................................................         --             --             (181)          --             (181)
  Net loss .............................................         --             --             --          (18,545)       (18,545)
                                                             --------       --------       --------       --------       --------
Balance at December 31, 1995 ...........................          612         21,013           (648)       (41,450)       (20,473)

  Conversion of The Indus Group, Inc. to
  a C Corporation effective January 1, 1996 ............         --           (8,223)          --            8,223           --
  Reincorporation ......................................         (494)           494           --             --             --
  Issuance of common stock (2) .........................            4         35,399           --             --           35,403
  Tax benefit from exercise of stock options ...........         --            6,669           --             --            6,669
  Purchase of Indus International, Inc. net
     assets ............................................         (100)            (3)          --             --             (103)
  Other ................................................         --             --               45           --               45
  Net loss .............................................         --           (6,700)          --            5,825           (875)
                                                             --------       --------       --------       --------       --------
Balance at December 31, 1996 ...........................           22         48,649           (603)       (27,402)        20,666

  Issuance of common stock (3) .........................         --            6,725           --             --            6,725
  Tax benefit from exercise of stock options ...........         --            3,479           --             --            3,479
  Capital contribution by a TSW shareholder ............         --            1,717           --             --            1,717
  Reincorporation as Indus International, Inc. .........           (4)             4           --             --             --
  Redemption of TSW subordinated notes (4) .............            8         19,937           --             --           19,945
  Exchange of common stock for TSW
     redeemable preferred stock (5) ....................            3         18,097           --             --           18,100
  Other ................................................         --             --           (1,116)          --           (1,116)
  Net income ...........................................         --             --             --              990            990
  Elimination of TSW's net income for the
     three months ended March 31, 1997 (6) .............         --             --             --             (276)          (276)
                                                             --------       --------       --------       --------       --------

Balance at December 31, 1997 ...........................     $     29       $ 98,608       $ (1,719)      $(26,688)      $ 70,230
                                                             ========       ========       ========       ========       ========

                                                       See accompanying notes.

                            INDUS INTERNATIONAL, INC.
           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY--(Continued)

(1)  Value  of  unexercised   stock  options  of  The  Indus  Group,  Inc.  upon
     elimination of contingency feature, which had precluded exercise of these options.

(2) Includes $33,864 received from February 29, 1996 initial public offering of The Indus Group, Inc. (2,500,000 common shares offered at $15.00 per share less underwriting commission and expenses).

(3) Includes $4,750 (339,285 shares of common stock at $14.00 per share) issued with $250 in cash to acquire a management consulting firm.

(4) Redemption of TSW International, Inc. subordinated notes and accumulated interest in exchange for 1,235,879 common shares of Indus International, Inc.

(5) Exchange of 8,049,025 common shares of Indus International, Inc. for redeemable preferred stock of TSW International, Inc. and 53,937 common shares for accumulated dividends.

(6) Net income of TSW International, Inc. for the three months ended March 31, 1997, $276, included in both 1996 and 1997 combined operating results, as a result of change in TSW International, Inc.'s fiscal year end.

                             See accompanying notes.

                                                      INDUS INTERNATIONAL, INC.
                                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                           (In thousands)

                                                                                                 Years Ended December 31,
                                                                                             --------------------------------------
                                                                                               1995           1996           1997
                                                                                             --------       --------       --------
Cash flows from operating activities
Net income (loss) .....................................................................      $(18,545)      $   (875)      $    990
Elimination of TSW's net income for the three months ended March 31, 1997 .............          --             --             (276)
Adjustments  to  reconcile  net  income  (loss)  to net cash  used in  operating activities:
   Compensation charge - stock options ................................................        18,900           --             --
   Depreciation and amortization ......................................................         2,789          3,440          5,969
   Provision for doubtful accounts ....................................................           747            370            891
   Amortization of deferred compensation ..............................................            48            555             74
   Loss on sale of fixed assets .......................................................            89           --              332
   Write-off goodwill .................................................................          --              688           --
   Cumulative effect of deferred income taxes provided January 1, 1996 ................          --            6,700           --
   Tax benefit from exercise of stock options .........................................          --             --            3,479
   Merger expense resulting from equity transaction ...................................          --             --            2,009
   Extraordinary charge to net income from debt extinguishment ........................          --             --              787
   Changes in operating assets and liabilities:
     Billed accounts receivable .......................................................        (9,455)        (6,536)        (8,604)
     Unbilled accounts receivable .....................................................        (9,909)        (3,946)       (10,952)
     Other current assets .............................................................          (316)        (1,403)           592
     Other assets .....................................................................           (22)        (3,415)           798
     Employee notes receivable ........................................................            13            (61)           121
     Accounts payable .................................................................           355           (328)         1,424
     Deferred income taxes ............................................................           384         (3,189)        (3,418)
     Income taxes payable .............................................................         1,906          6,451           --
     Other accrued liabilities ........................................................         2,243          5,889          4,336
     Deferred revenue .................................................................         2,857          3,444         (7,953)
     Cumulative currency translation ..................................................          (229)            (9)        (1,246)
     Other ............................................................................           427            481             20
                                                                                             --------       --------       --------
     Net cash (used)/provided by in operating activities ..............................        (7,718)         8,256        (10,627)
                                                                                             --------       --------       --------
Cash flows from investing activities
Purchase of marketable securities .....................................................          --          (39,010)        (3,104)
Sale of marketable securities .........................................................          --           10,314         15,100
Investments and intangible assets .....................................................          (642)          --           (8,288)
Acquisition of property and equipment .................................................        (2,767)        (6,982)        (8,901)
                                                                                             --------       --------       --------
Net cash used in investing activities .................................................        (3,409)       (35,678)        (5,193)
                                                                                             --------       --------       --------
Cash flows from financing activities
Net drawdown/(repayment) of line of credit ............................................        12,471            (81)        10,659
Net drawdown of capital leases/notes payable ..........................................         5,574            725            423
Net proceeds from issuance of redeemable preferred stock ..............................         2,000          5,000           --
Net proceeds from issuance of common stock ............................................           145         35,399          1,975
Distributions to shareholders .........................................................        (9,517)          --             --
Purchase of Indus International, Inc. net assets ......................................          --             (103)          --
                                                                                             --------       --------       --------
Net cash provided by financing activities .............................................        10,673         40,940         13,057
                                                                                             --------       --------       --------
Net increase/(decrease) in cash and cash equivalents ..................................          (454)        13,518         (2,763)
Cash and cash equivalents at beginning of period ......................................           751            297         13,815
                                                                                             --------       --------       --------
Cash and cash equivalents at end of period ............................................      $    297       $ 13,815       $ 11,052
                                                                                             ========       ========       ========
Supplemental disclosures of cash flow information
Interest paid .........................................................................      $    598       $  1,464       $  2,004
                                                                                             ========       ========       ========
Income taxes paid .....................................................................      $    523       $  5,712       $  4,775
                                                                                             ========       ========       ========
Supplemental schedule of noncash, investing and financing activities
Issuance of common stock in exchange for notes receivable .............................      $    480       $   --         $   --
Issuance of common stock in exchange for TSW  subordinated  notes and
redeemable preferred stock ............................................................          --             --           38,045
                                                                                             ========       ========       ========
Issuance of common stock in exchange for investment ...................................      $   --         $   --         $  4,750
                                                                                             ========       ========       ========

                                                       See accompanying notes

                            INDUS INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Nature of Business and Significant Accounting Policies

Organization and Business

Business

Indus International, Inc. develops, markets and supports a proprietary line of enterprise asset management software and implementation services. The Company serves as an agent of change for its customers, who seek to improve their return on investment and efficiencies in core business functions in the utilities and energy industry, process, discreet and consumer packaged goods companies, as well as educational, municipal and transportation authorities worldwide.

Merger

         The Indus Group, Inc. entered into an agreement and plan of merger and reorganization on June 5, 1997 with TSW International, Inc., a Georgia corporation (the "Merger"), pursuant to which The Indus Group, Inc. and TSW International, Inc. each became subsidiaries of a new Delaware corporation named Indus International, Inc. (the "Company") which was formed for the purpose of the transactions contemplated under the Merger. On December 31, 1997, the Company's subsidiaries, The Indus Group, Inc. and TSW International, Inc., each merged with and into the Company (the "Roll-up Merger"). The Company, as the surviving corporation, assumed all obligations of the two subsidiaries, in connection with the Roll-up Merger. The Merger was consummated on August 25, 1997, as a tax-free reorganization pursuant to the provisions of Section 368 of the Internal Revenue Code of 1986, and has been accounted for as a pooling of interests. In connection with the Merger, (a) each share of outstanding common stock of The Indus Group, Inc. was converted into one share of Common Stock of the Company ("Common Stock") and (b) each outstanding share of common stock of TSW ("TSW Common Stock"), and each outstanding share of preferred stock of TSW ("TSW Preferred Stock"), was converted into approximately 2.73 shares of the Company's Common Stock; (c) the outstanding subordinated floating rate notes of TSW (including accrued interest thereon) were exchanged for an aggregate of
1,235,879 shares of the Company's Common Stock; (d) all rights to receive any unpaid dividends on TSW Preferred Stock were converted into an aggregate of 53,937 shares of the Company's Common Stock and (e) each outstanding option or warrant to purchase TSW Common Stock was converted into an option or warrant, respectively, to purchase that number of shares of the Company's Common Stock determined by multiplying the number of shares of TSW Common Stock subject to such option or warrant by approximately 2.73, at an exercise price per share of the Company's Common Stock equal to the exercise price per share of TSW Common Stock pursuant to such option or warrant divided by approximately 2.73. Based on the capitalization of TSW International, Inc. as of August 25, 1997, approximately 10.2 million shares of the Company's Common Stock were issued in the transaction and the Company has reserved approximately 7.9 million shares of its Common Stock for issuance pursuant to the assumption of outstanding options and warrants to purchase TSW Common Stock.

         As a result of the transaction, the Company incurred charges to operations of $9.98 million of Merger related costs during fiscal 1997 that primarily related to approximately $6.7 million for transaction fees and professional services, $1.7 million for consulting services incurred by a significant stockholder and $1.6 million for other costs incident to the Merger. Of the total charge, cash outflow to date is $7.6 million and $700,000 are future outflows as of December 31, 1997. The future outflows will primarily be paid during the next 9 months. In addition to the Merger related costs, the Company accrued costs and losses for the restructuring of the Company totaling $2.1 million. Of the total cost, $916,000 results from excess facilities that will be vacated and $1.2 million from termination costs of excess or redundant employees. Of the total charge, cash outflow to date is $404,000.

         Prior to the Merger, TSW International, Inc. used a fiscal year ending on March 31. Accordingly, the restated financial statements combine the March 31, 1996 and March 31, 1997 financial statements of TSW International, Inc. with the December 31, 1995 and 1996 financial statements of The Indus Group, Inc., respectively. Revenues and the net income of TSW International, Inc. for the three-month period ended March 31, 1997 were $21.4 million and $0.3 million respectively, with the net income reflected as an adjustment to retained earnings effective January 1, 1997.

                            INDUS INTERNATIONAL, INC.
                   NOTES TO FINANCIAL STATEMENTS--(Continued)

         Separate results of the combined entities for the years 1995 and 1996 and for the period ending August 25, 1997 (date of Merger) are as follows (in thousands):

                                                                             The Indus Group            TSW               Combined
                                                                             ---------------         ---------            ---------
Eight months ended August 25, 1997 (Unaudited)
   Revenue ..........................................................           $  57,862            $  28,034            $  85,896
                                                                                ---------            ---------            ---------
   Net Income (loss) ................................................               5,680               (2,887)               2,793
                                                                                =========            =========            =========

1996
   Revenue ..........................................................              75,939               67,099              143,038
                                                                                ---------            ---------            ---------
   Net Income (loss) ................................................               2,528               (3,403)                (875)
                                                                                =========            =========            =========

1995
   Revenue ..........................................................              53,791               48,033              101,824
                                                                                ---------            ---------            ---------
   Net Loss .........................................................           $  (6,820)           $ (11,725)           $ (18,545)
                                                                                =========            =========            =========


Significant Accounting Policies

Basis of Presentation

         All periods include the combined  results of The Indus Group,  Inc. and
TSW  International,  Inc. on a pooling-of-interests  basis,   as a result of the
Merger effective August 25, 1997.

         The consolidated financial statements include the accounts of Indus International, Inc. and its subsidiaries (collectively, the Company). All significant intercompany balances and transactions have been eliminated. The functional currencies of the Company's foreign subsidiaries are their respective local currencies. Accordingly, gains and losses from the translation of the financial statements of the foreign subsidiaries are included in stockholder's equity.

Revenue Recognition

         The Company provides its software to customers under contracts which provide for both software license fees and system implementation services. Revenues from system implementation services, which generally are time- and material-based, are recognized as direct contract costs are incurred. Effective in the quarter ended September 30, 1997, The Indus Group, Inc. began to report applicable new license fees on standard software products not requiring substantial modification or customization as earned revenue upon shipment to customers. Previously, because substantial modification and customization of software products was expected by customers, The Indus Group, Inc. had deferred the applicable license fees initially and recognized those fees as earned over the period of modification, customization and other installation services. TSW International, Inc. which had not been required to perform substantial customization services, continued to recognize the applicable portion of license fees as earned upon shipment of standard software products to customers.

         A portion of license fees is deferred initially and subsequently recognized over the one-year period during which continuing maintenance and support services are provided to customers under the contracts. After that initial contract period, additional maintenance and support services are subject to separate contracts for which revenue is recognized ratably over the contract period.

         Unbilled accounts receivable represent amounts related to revenue which has been recorded either as deferred revenue or earned revenue but which has not been billed. Generally, unbilled amounts are billed within 90 days.

         Deferred  revenue  represents   primarily  unearned  license  fees  and
unearned maintenance and support fees.

                            INDUS INTERNATIONAL, INC.
                   NOTES TO FINANCIAL STATEMENTS--(Continued)

Concentration of Credit Risk

         The Company's customers are generally large companies in the utilities and energy industry, process, discreet and consumer packaged goods companies, as well as educational, municipal and transportation authorities. The Company performs ongoing credit evaluations of its customers and does not require collateral. The Company maintains allowances for potential credit losses and such losses have been within management's expectations. No individual customers represented greater than 10% of sales in 1995, 1996 and 1997.

Cash Equivalents and Marketable Securities

         The Company considers all highly liquid, low risk debt instruments with a maturity of three months or less from the date of purchase to be cash equivalents. The Company generally invests its cash and cash equivalents in money market accounts and agency repurchase agreements, which are secured by government agency securities.

   The Company presently classifies all marketable securities as available-for-sale investments and carries them at fair market value. Marketable securities represent U.S. government obligations and indirect investments in municipal obligations. Marketable securities classified as long-term mature no later than July 1, 1999. Unrealized holding gains and losses, net of taxes, are included in stockholders' equity.

Property and Equipment

         Property and equipment is stated at cost. Equipment under capital leases is stated at lower of fair market value or the present value of the minimum lease payments at the inception of the lease.

         Depreciation on office and computer equipment and furniture is computed using the straight-line method over estimated useful lives of four to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the related lease term or their estimated useful lives.

Capitalized Software

         No amounts related to internally developed software have been capitalized. Purchased software costs included in other assets resulted principally from the acquisition by TSW International, Inc. of SQL Systems International plc. These costs are amortized over three years, the estimated life of the related product. Amortization expense recorded in 1995, 1996, and 1997 was approximately $356,000, $459,000, and $294,000 respectively.

Investments and Intangibles, net

         In 1997, The Indus Group, Inc. acquired convertible preferred stock in Tenfold Corporation, a privately held software company in the development stage, for approximately $8 million in cash. This investment, which if converted would result in a 10% interest, is carried at cost. Also in 1997, The Indus Group, Inc. acquired a management consulting firm for $4.75 million in common stock (339,285 shares of The Indus Group, Inc. valued at $14 per share) and $250,000 in cash. The $5 million acquisition cost is being amortized over a four year period, which is consistent with the related employment, confidentiality and non-competition agreements.

Advertising Costs

         Advertising costs are charged to expense in the period the costs are incurred. Advertising expense was approximately $370,000, $486,000 and $472,000 in 1995, 1996, and 1997, respectively.

                            INDUS INTERNATIONAL, INC.
                   NOTES TO FINANCIAL STATEMENTS--(Continued)

Income Taxes

         Effective January 1, 1996, The Indus Group, Inc. elected C Corporation status for income tax purposes. Prior to 1996, The Indus Group, Inc. was an S Corporation and, as a result, income determined on the cash basis for income tax purposes was taxable to the shareholders, and not The Indus Group, Inc., for federal and certain state income tax purposes. In connection with the termination of S Corporation status on January 1, 1996, a $6.7 million cumulative effect charge was recorded. The majority of the cumulative effect charge is due to changing from the cash basis of accounting as an S Corporation to the accrual basis of accounting as a C Corporation. The related deferred tax liability is payable over four years.

   TSW International, Inc. had accumulated operating loss carryovers of approximately $10.3 million through its fiscal year end March 31, 1997 (included with the December 31, 1996 year end of The Indus Group, Inc.). Those loss carryovers were subject to a separate taxpayer limitation through December 31, 1997 because TSW International, Inc. remained as a separate corporation until that date. No benefit has been accorded those carryovers in the accompanying financial statements.

         The provision for income taxes included in the accompanying financial statements represents state and foreign taxes in all years and federal income taxes of The Indus Group, Inc. and Indus International, Inc. for 1996 and 1997, without any benefit for the operating losses or operating loss carryovers of TSW International, Inc.

Pro Forma Statement of Operations Data

         Pro forma net income data in 1995 includes a $1 million nonrecurring compensation charge representing the fair value of the options granted in 1995 and excludes an $18.9 million nonrecurring compensation charge representing the value of unexercised non-qualified stock options upon elimination of the contingency feature. The contingency feature was intended to preserve The Indus Group, Inc.'s S Corporation qualification by limiting the number of shareholders. If The Indus Group, Inc. had not been an S Corporation, no liquidity event contingency feature would have been necessary and the value of all stock options would have been measured at their grant dates. Pro forma net income in 1995 and 1996 reflects provisions for income taxes assuming The Indus Group, Inc. was taxed as a C Corporation in both years.

Per Share Data

         The average outstanding share numbers used in computing basic earnings per share data in 1997 and pro forma basic earnings (loss) per share data in 1995 and 1996 reflect the average outstanding shares of each of the merged companies, as adjusted for the effective exchange rates, and also the equivalent common shares required for the redemption of the preferred stock of TSW
International, Inc. As a result of new accounting pronouncements, certain additional equivalent shares are no longer included in the computation. Additional equivalent shares related to options and warrants are included in the diluted computations only.

Use of Estimates

         The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements

         A new pronouncement containing rules for timing of recognition of software company revenues, particularly license fee revenues where there are multiple elements to be delivered under a contract or arrangement with a customer, will be effective for transactions beginning in 1998. Under the Company's current policy, license fees on standard software products not requiring substantial modification and customization are recognized as revenue upon shipment to customers. The Company has not yet assessed what the impact of these rules will be on its recognition of revenues in its 1998 financial statements.

         Other recent pronouncements relate primarily to disclosure matters and not to timing of recognition of income. One pronouncement will require disclosure of "comprehensive income", including items such as unrealized gains and losses on foreign currency translation and marketable securities, in addition to income in determined under customary accounting rules. Another pronouncement will require additional or different "segment" footnote data. The Company has not yet assessed what the impact of these rules will be in terms of additional or changed disclosures to be included in its 1998 financial statements.

                            INDUS INTERNATIONAL, INC.
                   NOTES TO FINANCIAL STATEMENTS--(Continued)

2.  Marketable Securities

         The following is a summary of marketable securities, all of which are available for sale (in thousands):

                                                                        Gross             Gross             Gross
                                                                       Amortized       Unrealized         Unrealized       Estimated
                                                                         Cost             Gains             Losses        Fair Value
                                                                        -------          -------           --------          -------
1996
U.S.  Treasury  securities and  obligations
of U.S. government agencies ..................................          $16,067          $  --             $    (65)         $16,002
Municipal obligations ........................................           13,628               23               --             13,651
                                                                        -------          -------           --------          -------
                                                                        $29,695          $    23           $    (65)         $29,653
                                                                        =======          =======           ========          =======

Included in:
Cash and cash equivalents ....................................          $ 1,000          $  --             $   --            $ 1,000
Short term investments .......................................           26,579               10                (65)          26,524
Long term investments ........................................            2,116               13               --              2,129
                                                                        -------          -------           --------          -------
                                                                        $29,695          $    23           $    (65)         $29,653
                                                                        =======          =======           ========          =======
1997
U.S.  Treasury  securities and  obligations
of U.S. government agencies ..................................          $  --            $  --             $   --            $  --
Municipal obligations ........................................           23,649               24               --             23,673
                                                                        -------          -------           --------          -------
                                                                        $23,649          $    24           $   --            $23,673
                                                                        =======          =======           ========          =======

Included in:
Cash and cash equivalents ....................................          $ 6,975          $  --             $   --            $ 6,975
Marketable securities-current ................................           11,874                6               --             11,880
Marketable securities-non current ............................            4,800               18               --              4,818
                                                                        -------          -------           --------          -------
                                                                        $23,649          $    24           $   --            $23,673
                                                                        =======          =======           ========          =======


         There have been no significant realized gains or losses on sales of marketable securities.

3.  Property and Equipment

         Property and equipment is recorded at cost and consists of the following (in thousands):

                                                               1996        1997
                                                             -------     -------
Furniture & fixtures ...................................     $ 3,984     $ 4,615
Office equipment .......................................      16,383      19,089
Leasehold improvements .................................       2,391       2,617
Capitalized software ...................................       1,899       2,763
Capital lease ..........................................        --         4,104
                                                             -------     -------
                                                             $24,657     $33,188
Less accumulated depreciation and amortization .........      12,387      16,618
                                                             -------     -------
                                                             $12,270     $16,570
                                                             =======     =======

                            INDUS INTERNATIONAL, INC.
                   NOTES TO FINANCIAL STATEMENTS--(Continued)

4.  Other Accrued Liabilities

         Other accrued liabilities consists of the following (in thousands):

                                                               December 31
                                                          ----------------------
                                                            1996           1997
                                                          -------        -------
Merger and restructuring .........................        $  --          $ 1,898
Accrued commissions ..............................          2,257          3,089
Accrued payroll and related expenses .............          2,093          2,674
Other accrued liabilities ........................          5,382          6,407
                                                          -------        -------
                                                          $ 9,732        $14,068
                                                          =======        =======

5.  Lines of Credit

The Company has a revolving bank line of credit of $35.0 million, which is secured by all of the Company's accounts receivables. The revolving credit facility expires on July 31, 1999 and bears an interest rate of the one month LIBOR rate plus 1.5% (7.19% as of December 31, 1997). This facility replaced and eliminated The Indus Group, Inc. and TSW International, Inc., revolving lines of credit, which bore higher interest rates. Borrowings outstanding under this line of credit were $26.7 million at December 31, 1997. Stand-by letters of credit outstanding on this line of credit were $0.6 million at both December 31, 1996 and 1997, respectively. The line of credit agreement contains certain affirmative and negative covenants. The Company was in compliance with these covenants at December 31, 1997.

6.  Related Party Transactions

Immediately prior to the Merger, TSW International, Inc. had subordinated long-term notes of $15,706,000 and accrued interest of $4,075,000 that were payable to its principal stockholder. The notes bore an interest rate of prime plus 1.5% with varying maturity dates from July 31, 1999 to October 13, 2000. Pursuant to the Merger, the outstanding subordinated floating rate notes of TSW International, Inc. and accrued interest were exchanged for an aggregate of 1,235,879 common shares of the Company. Deferred issuance costs in connection with the notes were written off as an extraordinary item in 1997.

         In 1997, TSW International, Inc. forgave two notes receivable from officers and stockholders totaling $457,000. TSW International, Inc. lent an additional $161,850 to the individuals for payment of taxes in conjunction with the note forgiveness.

         The Company held employee notes receivable totaling $537,000 and $416,000 at December 31, 1996 and 1997, respectively, from officers and employees of the Company.

In 1995, TSW International, Inc. purchased approximately $557,000 of specified research and development services from a company in which its principal shareholder had an ownership interest for a portion of the year.

         Through 1995, The Indus Group, Inc had a software license and royalty agreement with its Chief Executive Officer and principal shareholder. In 1995, accrual and payment under this agreement was waived.

                            INDUS INTERNATIONAL, INC.
                   NOTES TO FINANCIAL STATEMENTS--(Continued)

7.  Commitments

         The Company leases its office facilities under various operating lease agreements. The leases require monthly rental payments in varying amounts through 2005. These leases also require the Company to pay all property taxes, normal maintenance, and insurance on the leased facilities.

         Total rental expense under these leases (in thousands) was approximately $4,508, $6,683 and $5,215 for 1995, 1996 and 1997, respectively. Future minimum lease payments under all non-cancelable operating leases are as follows (in thousands):

                                                          Operating      Capital
Years Ending December 31                                    Leases        Leases
------------------------                                    ------        ------

     1998 ..........................................       $ 4,347       $ 2,404
     1999 ..........................................         4,441         1,053
     2000 ..........................................         3,919           197
     2001 ..........................................         2,419            19
     2002 ..........................................         1,899             4
     Thereafter ....................................         4,057          --
                                                           -------       -------
Total minimum payments required ....................       $21,082       $ 3,677
                                                           =======
Less amounts representing interest .................                         168
                                                                         -------
Present value of future lease payments .............                     $ 3,509
Less current portion ...............................                       2,404
                                                                         -------
Long term portion ..................................                     $ 1,105
                                                                         =======


         In 1995,  Sumitomo  Bank issued four  irrevocable  stand-by  letters of credit totaling $29,967. In 1996, Sumitomo Bank issued two additional irrevocable stand-by letters of credit totaling $370,000. These letters are a requirement of two of the Company's licensing agreements. This letter of credit requirement will terminate in January 1998.

         In 1996, Nations Bank issued an irrevocable standby letter of credit for $200,000, as a requirement for a licensing agreement. In 1997, this letter of credit was increased to $325,000. This letter of credit will expire March 1998.

8.  Stockholders' Equity

         On June 4, 1997, the articles of incorporation for Indus International, Inc. were filed.

   The following is a summary of the authorized and issued Preferred and Common Stock of Indus International, Inc:

                                                                     December 31
                                                                        1997
                                                                    ------------
Preferred Stock
Authorized shares, $.001 par value per share ...............          10,000,000
Issued and outstanding .....................................                --
Amount .....................................................        $       --

Common Stock
Authorized shares, $.001 par value per share ...............         100,000,000
Issued and outstanding .....................................          29,935,980
Amount (in thousands) ......................................        $     29,936

                            INDUS INTERNATIONAL, INC.
                   NOTES TO FINANCIAL STATEMENTS--(Continued)

8.  Stockholders' Equity - (Continued)

         The Board of Directors is authorized, subject to any limitations prescribed by Delaware law, to provide for the issuance of shares of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the powers, preferences and rights of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding), without any further vote or action by the stockholders. The Board of Directors may authorize the issuance of Preferred Stock with voting or conversion rights that could adversely affect the voting power of other rights of the holders of Common Stock. Thus, the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no current plan to issue any shares of Preferred Stock.

In June 1995, The Indus Group, Inc. issued 162,622 shares of common stock to several employees in exchange for notes aggregating $109,626. The notes will be forgiven over a five-year period provided the note holders continue their employment with the Company. Additional deferred compensation of $370,000 was recorded for the difference between the notes and the deemed fair value of the shares at the date of issuance. The $479,626 total deferred compensation is being amortized over the five-year period.


9.  Stock Plans

Stock Option and Benefit Plans

         Upon consummation of the Merger, The Indus Group, Inc. and TSW International, Inc. stock option plans terminated and each outstanding option under the plans as well as any individual non-plan options of TSW International, Inc. were assumed and converted into options to purchase Indus International, Inc. Common Stock, at the respective exchange rates in the Merger.

         The Company has two stock option plans under which employees, directors and consultants may be granted rights to purchase Common Stock.

1997 Stock Option Plan

         The 1997 Stock Option Plan (the "Stock Plan") provides for the grant of incentive stock options to employees, including officers and directors, and consultants of the Company or any subsidiary of the Company. A total of 5,000,000 shares has been reserved for issuance under the Stock Plan. The incentive stock options will be granted at not less than fair market value of the stock on the date of grant. The options will generally vest over one to four years and have a maximum term of ten years.

1997 Director Stock Option Plan

         Each director who is not an employee of the Company is automatically granted a nonstatutory stock option to purchase 10,000 shares of Common Stock of the Company (the "First Option") on the date such person becomes a director or, if later, on the effective date of the 1997 Director Stock Option Plan (the "Director Option Plan"). Thereafter, each such person will automatically be granted an option to acquire 2,500 shares of the Company's Common Stock (the "Subsequent Option") upon such outside director's re-election at each Annual Meeting of Stockholders, provided that on such date such person has served on the Board of Directors for at least six months. A total of 200,000 shares have been reserved for issuance under the Director Option Plan. Each option granted under the Director Option Plan will become exercisable as to 25% of the Shares subject to such option on each anniversary of its date of grant.

                            INDUS INTERNATIONAL, INC.
                   NOTES TO FINANCIAL STATEMENTS--(Continued)

9.  Stock Plans - (Continued)

         The activity under the option plans, combined, was as follows:

                                                   Options Outstanding
                                               --------------------------
                              Shares Available  Number of        Price
                                 for Grant       Shares         Per Share
                              ----------------  ---------       ---------
Balances at December 31, 1994    7,040,963     2,748,197    $ 0.28 - $ 1.65
   Shares reserved ..........         --            --
   Options granted ..........     (627,847)      627,847    $ 0.35 - $ 4.20
   Options canceled .........       56,440       (56,440)            $ 0.28
   Options exercised ........         --            --
                                ----------     ----------
Balances at December 31, 1995    6,469,556     3,319,604    $ 0.28 - $ 4.20
   Shares reserved ..........    1,600,000          --
   Options granted ..........   (2,925,942)    2,925,942    $ 3.38 - $22.75
   Options canceled .........        7,350        (7,350)   $ 0.28 - $16.50
   Options exercised ........         --        (916,845)   $ 0.28 - $ 0.69
                                ----------     ----------
Balances at December 31, 1996    5,150,964     5,321,351    $ 0.28 - $22.75
   Shares reserved ..........    8,400,000          --
   Options granted ..........   (4,396,604)    4,396,604    $ 3.94 - $25.75
   Options canceled .........      577,466      (577,466)   $ 0.28 - $25.00
   Options exercised ........         --        (784,481)   $ 0.28 - $15.00
   Plan shares expired ......   (8,027,326)         --
                                ==========     ==========
Balances at December 31, 1997    1,704,500     8,356,008    $ 0.28 - $25.75
                                ==========     ==========


1992 Stock Option Plan (former Indus Group, Inc.)

         Under a stock option plan of The Indus Group, Inc. effective prior to its becoming a C Corporation, options granted would not be exercisable until a "liquidity event" had occurred. A liquidity event was defined as the sale of more than 20% of the voting stock interest to an independent party or parties or an acquisition of the Company, which would result in termination of the plan. Options granted would expire on the earlier of termination of employment or ten years. Upon expiration of an option, the Company was obligated to pay the optionee the increase in book value over the term of the option ("the book value appreciation feature"). If any options were exercised, the Company would retain the right to repurchase the issued shares at their then book value upon termination of employment. As of September 29, 1995, the Board of Directors eliminated the liquidity event contingency, thereby causing the options then outstanding as to 1,791,970 common shares to be exercisable in their entirety. As a result, these options were valued as of September 30, 1995 for financial statement purposes and a one-time charge of $18,900,000 was recorded in the statement of operations. The book value appreciation feature, in the event of expiration of an option, also was eliminated at that time.

1997 Employee Stock Purchase Plan

         Indus International, Inc. has an employee stock purchase plan under which 1,000,000 shares of Common Stock have been reserved for issuance. The plan allows for eligible employees to purchase stock at 85% of the lower of the fair market value of the Company's Common Stock as of the first day of each six-month offering period or the fair market value of the stock at the end of the offering period. The initial offering period began November 1997. Purchases will be limited to 10% of each employee's compensation. The Company has not issued any stock under the plan.

         Under a prior employee stock purchase plan of The Indus Group, Inc. 71,309 and 39,101 shares were issued in 1996 and 1997, respectively, at prices ranging from $12.75 to $17.21 per share.

                            INDUS INTERNATIONAL, INC.
                   NOTES TO FINANCIAL STATEMENTS--(Continued)

10.  Alternative Method of Valuing Stock Options

         For employee stock options granted with exercise prices at or above the existing market price and without any contingent feature as to the optionee's ability to exercise (other than the passage of time as a continuing employee), the Company records no compensation expense.

   The following pro forma data is based on an alternative in which employee stock options granted after 1994 are valued at grant date based on the Black-Scholes option pricing model, a model that was developed to value options subject to an active trading market. Although employee stock options are not subject to a trading market, active or inactive, the pro forma disclosures that follow are required by applicable accounting pronouncements.

         The Indus Group, Inc. estimated the fair value for these options at the date of grant using the minimum value method for 1995 and the Black-Scholes option pricing model for 1996 and 1997, with the following weighted-average assumptions for 1995, 1996 and 1997, respectively: risk-free interest rates of 6.0%, 5.75% and 6.43%, dividend yields of 0%; volatility factors of the expected market price of the company's stock of 0.0, 0.75 and 0.60; and an expected life of the options of one, four and six years. TSW International, Inc. estimated the fair value for these options at the date of grant using the minimum value option pricing model for 1995 and 1996 and the Black-Scholes option pricing model for 1997, with the following weighted-average assumptions for 1995, 1996 and 1997, respectively: risk-free interest rates of 5.86%, 6.15% and 6.43%, dividend yields of 0%; volatility factors of the expected market price of the company's stock of 0.0, 0.0 and 0.60, and an expected life of the options of five years for 1995, 1996 and 1997. Indus International, Inc. has estimated the fair value for the options at the date of grant using the Black-Scholes option pricing model, with the following weighted-average assumptions for 1997: risk-free interest rate of 6.43%, dividend yield of 0%, volatility factor of the expected market price of the company's stock of 0.60, and an expected life of the options of six years.

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information net income (loss) including pro forma compensation expense, net of tax for the years ended December 31, 1995, 1996 and 1997, respectively, is as follows (in thousands except for earnings per share information):

                                             1995           1996         1997
                                           --------       --------     --------
Pro forma net income (loss)...........     $(20,207)      $  5,740     $ (1,546)
Pro forma net income (loss) per share.     $  (0.92)      $   0.22     $  (0.05)

                            INDUS INTERNATIONAL, INC.
                   NOTES TO FINANCIAL STATEMENTS--(Continued)

10.  Alternative Method of Valuing Stock Options - (Continued)

         The  following  table  summarizes   information   about  stock  options
outstanding as of December 31, 1997.

                                                                                            Options
                                         Options Outstanding                              Exercisable
                             --------------------------------------------          ------------------------
                                                Weighted-        Weighted-                         Weighted-
                                                 Average          Average                           Average
                               Number of         Remaining        Exercise        Number of         Exercise
  Range of Exercise Prices      Shares       Contractual Life       Price          Shares             Price
  ------------------------   -----------     ----------------       -----          --------           -----
       $ 0.28  -  $ 1.65      1,752,531             4.56          $  1.06          1,573,470        $  0.99
       $ 2.20  -  $ 2.20          8,354             7.24             2.20              8,354           2.20
       $ 3.38  -  $ 3.38      1,894,485             8.70             3.38            927,132           3.38
       $ 3.94  -  $13.50        486,212             9.27             5.47            103,657           5.02
       $13.75  -  $13.75      3,290,750             9.85            13.75                  -              -
       $14.13  -  $25.75        923,676             8.58            16.62            179,256          16.67
                              ---------             ----          -------          ---------        -------
        Total                 8,356,008             8.30          $  8.56          2,791,869        $  2.95
                              =========             ====          =======          =========        =======


         The weighted average fair value of options granted in 1995, 1996 and 1997 is $3.91, $8.57 and $8.20, respectively, using these alternative methods of valuation.

11.  Employee Benefit and Profit-Sharing Plans

         The Company has a defined contribution 401(K) plan. All employees over the age of 21 who have completed at least one-half year of service are eligible to participate. Each participant may elect to have amounts deducted from his or her compensation and contributed to the plan up to 15% of his or her base salary. All contributions are fully vested at the time the employee becomes an active participant.

   The Company also has a profit sharing plan. All employees over the age of 21 who have completed at least one-half year of service are eligible to participate. Contributions to the plan are at the discretion of the board of directors and are made to eligible employees' individual accounts in proportion to their base salary. Contribution expense related to the profit sharing plan for 1995, 1996 and 1997 was approximately $238,000, $250,000 and $250,000, respectively.

                            INDUS INTERNATIONAL, INC.
                   NOTES TO FINANCIAL STATEMENTS--(Continued)

12.  Geographic Information

Geographic information is as follows (in thousands):

                                                                                      1995               1996                1997
                                                                                    ---------          ---------          ---------
Net sales (based on destination)
   United States ..........................................................         $  79,287          $ 101,691          $ 135,763
   International (including United States exports shown
   below):
     Europe ...............................................................             9,259             16,891             14,668
     Asia .................................................................             5,060              7,987              7,070
     Canada ...............................................................             1,772             12,252             15,422
     Other ................................................................             6,446              4,217              4,111
                                                                                    ---------          ---------          ---------
Total International .......................................................            22,537             41,347             41,271
                                                                                    ---------          ---------          ---------
   Total consolidated net sales ...........................................         $ 101,824          $ 143,038          $ 177,034
                                                                                    =========          =========          =========
Income from operations
   United States ..........................................................         $  42,011          $  56,377          $  75,506
   International:
     Europe ...............................................................             4,906              9,364              8,158
     Asia .................................................................             2,681              4,428              3,932
     Canada ...............................................................               939              6,792              8,577
     Other ................................................................             3,416              2,338              2,286
Corporate administrative and other expenses ...............................           (69,962)           (64,738)           (88,306)
Interest and other expenses, net ..........................................            (2,113)            (1,887)            (1,968)
                                                                                    =========          =========          =========
Total consolidated income (loss) before income taxes ......................         $ (18,122)         $  12,674          $   8,185
                                                                                    =========          =========          =========
Identifiable assets
   United States ..........................................................         $  41,536          $ 100,105          $ 118,918
   International:
     Europe ...............................................................             8,025              8,834              5,490
     Asia .................................................................             2,163              3,951              3,225
     Canada ...............................................................             3,114              3,228              5,895
     Other ................................................................             2,896              1,737              3,197
                                                                                    =========          =========          =========
Total consolidated identifiable assets ....................................         $  57,734          $ 117,855          $ 136,725
                                                                                    =========          =========          =========
United States export sales (reported in international sales
above)
     Europe ...............................................................         $   2,017          $   7,337          $   3,201
     Asia .................................................................             1,766              2,326                871
     Canada ...............................................................             1,772             12,252             15,422
     Other ................................................................             6,446              4,217              4,069
                                                                                    =========          =========          =========
Total consolidated export sales ...........................................         $  12,001          $  26,132          $  23,563
                                                                                    =========          =========          =========

                            INDUS INTERNATIONAL, INC.
                   NOTES TO FINANCIAL STATEMENTS--(Continued)

13.  Income Taxes

         The provision for income taxes (state and foreign only in 1995) consists of the following (in thousands):

                                         1995            1996            1997
                                       --------        --------        --------
Current:
   Federal .....................       $   --          $  7,639        $  7,993
   State and foreign ...........            193           2,497           1,823
                                       --------        --------        --------
Deferred: ......................            193          10,136           9,816
                                       --------        --------        --------
   Federal .....................           --            (2,522)         (3,057)
   State and foreign ...........            230            (765)           (351)
                                       --------        --------        --------
                                            230          (3,287)         (3,408)
                                       --------        --------        --------
                                       $    423        $  6,849        $  6,408
                                       ========        ========        ========


         The effective rate of the provision for income taxes reconciles to the amount computed by applying the federal statutory rate to income before provision for income taxes as follows:

                                                   Percentage
                                                 --------------
                                                 1996      1997
                                                 ----      ----
Federal statutory rate ...................       35.0 %    35.0 %
Merger expenses ..........................         --      41.1
State taxes, net of federal benefit ......        6.5       9.3
Foreign Taxes ............................        2.3       3.7
FSC benefit ..............................       (2.3)     (1.5)
R&D credit ...............................       (1.1)     (4.8)
TSW NOL tax benefit, net .................        8.6     (10.3)
Other ....................................        5.0       5.8
                                                 ----      ----
                                                 54.0 %    78.3 %
                                                 ====      ====


         The 1996 and 1997 current federal and state tax provisions do not reflect the tax savings of $6,669,000 and $3,479,000, respectively resulting from deductions associated with the exercise of stock options by employees in 1996. This tax benefit has been included in additional capital.

         Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the net deferred tax liability are as follows (in thousands):

                                                               December 31,
                                                           --------------------
                                                             1996         1997
                                                           --------    --------
Accounts receivable allowances .........................   $   (444)   $   (804)
Tax over book depreciation and amortization ............        703         782
Nondeductible accruals .................................     (1,287)     (2,100)
Deferred licensing fee revenue .........................     (7,027)     (4,641)
State income taxes .....................................       (339)       (672)
Conversion from cash to accrual basis of accounting ....      8,612       5,542
Net operating loss and tax credit carryforwards ........     (6,445)     (6,826)
Other, net .............................................       --            (2)
                                                           --------    --------
   Subtotal ............................................     (6,227)     (8,721)
Less valuation allowance ...............................     10,064       9,140
                                                           --------    --------
Net deferred tax liability .............................   $  3,837    $    419
                                                           ========    ========

         The additional taxable income resulting from the change by The Indus Group, Inc. from the cash to accrual basis of accounting for income taxes in 1996 will be reportable in taxable income over the years 1996 through 1999. The valuation allowance is attributable to TSW International, Inc.'s net operating loss and tax credit carryforwards and other temporary differences on the date of the Merger.